DAVIS POLK & WARDWELL 450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 TELEPHONE: (212) 450-4000 FACSIMILE: (212) 450-3800	WACHTELL, LIPTON, ROSEN & KATZ 51 WEST 52ND STREET NEW YORK, N.Y. 10019 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

April 19, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Michael R. Clampitt, Esq. Timothy A. Geishecker, Esq. Sharon Blume Hugh West

Re:

Huntington Bancshares Incorporated

Amendment No. 1 to Form S-4 (No. 333-140897) filed April 2, 2007

Form 10-K (File No. 000-02525) filed February 22, 2007

Sky Financial Group, Inc.

Form 10-K (File No. 001-14473) filed February 23, 2007

Ladies and Gentlemen:

On behalf of Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group, Inc. (“Sky”), we hereby submit Huntington’s and Sky’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 11, 2007 with respect to the above-mentioned filings.

This letter and Huntington’s Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-140897) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on April 2, 2007.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of Huntington or Sky, as applicable. All references to page numbers in these responses are to the pages in the joint proxy statement/prospectus forming part of the marked version of the Amendment.

Outside Front Cover Page of Prospectus

1.	Please revise to state the title and amount of securities.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on the outside front cover page of the joint proxy statement/prospectus.

Material U.S. Income Tax Consequences of the Merger, page 64

2.	Please revise to state your opinion (i.e, specifically opine with respect to the tax consequences of the merger).

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 64 of the joint proxy statement/prospectus.

Exhibits 8.1 and 8.2

3.	We note that you opinions address the accuracy of the summary in the prospectus regarding United States federal income tax law. Please revise your exhibits to confirm that the opinion in the Prospectus is the opinion of counsel

Response:

Pursuant to the Staff’s comment, we have revised Exhibits 8.1 and 8.2 to the Amendment.

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Please contact Miranda So (telephone no. 212-450-4824) or John Butler (telephone no. 212-450-4083) of Davis Polk & Wardwell, counsel to Huntington, or Matthew Guest (telephone no. 212-403-1341) or Larry Makow (telephone no. 212-403-1372) of Wachtell, Lipton, Rosen & Katz, counsel to Sky, should you require further information or have any questions.

Sincerely,

/s/ Matthew M. Guest Matthew M. Guest Wachtell, Lipton, Rosen & Katz	/s/ John Butler John Butler Davis Polk & Wardwell